                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
-----------------------------                                                                          -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                          OMB APPROVAL
-----------------------------                                                                          -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------

    INSTRUCTION 1(b).
(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                                                                                        (Check all applicable)

                                                                                                X Director             __10% Owner
    Walker        Dwayne            M.          Network Commerce Inc. (NWKC)
- --------------------------------------------------------------------------------------------- X   Officer (give      __Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for                     title       (specify
                                                Number of Reporting        Month/Year                        below)       below)
                                                Person (Voluntary)                             Chairman and Chief Executive Officer
    21729 N.E. 139th Street                                                April 2001
---------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reporting Person
  Woodinville      WA              98072                                   (Month/Year)       ---
---------------------------------------------                                                     Form filed by More than One
   (City)        (State)            (Zip)                                                     --- Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                                               TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6.Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities      ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially    Form:       direct
                                                  (Instr. 8)                                  Owned at        Direct      Bene-
                                     (Month/                                                  End of          (D) or      ficial
                                      Day/     -------------------------------------------    Month           Indirect    Owner-
                                      Year)                               (A) or              (Instr. 3       (I)         ship
                                                Code    V       Amount    (D)     Price       and 4)          (Instr. 4) (Instr. 4)
------------------------------        -----     ----   --       ------    ------  -----       ----------      ---------- ----------

Common Stock                          4/13/01    D(a)   V        262,000   D       $14.50                      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/13/01    D(a)   V      1,171,158   D       $0.170                      D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              460,644          D
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)




FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year
                                       Security              ----------------------------------------------------------
                                                                                                        Date     Expira-
                                                                                                        Exer-    tion
                                                                                                        cisable  Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $0.78       4/4/01     D(1)                     519,245         (2)     12/19/11
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $0.09       4/4/01     A               519,245                  (2)       4/4/11
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $0.09       4/4/01     A               980,755                  (3)       4/4/11
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $10.00      4/23/01    D(4)                     450,000         (5)      6/18/09
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $3.88       4/23/01    D(4)                     875,000         (5)      5/26/10
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $3.00       4/23/01    D(4)                       5,000         (5)     10/12/10
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $6.031      4/23/01    D(4)                     125,000         (5)      11/1/10
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $5.5625     4/23/01    D(4)                     125,000         (5)      11/2/10
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $0.09       4/23/01    A               526,668                  (5)      4/23/11
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $12.00      4/23/01    D(6)                     500,000         (7)      9/27/09
 (right to buy)
------------------------------------------------------------------------------------------------------------------------
Option to Purchase Common Stock         $0.09       4/23/01    A               1,66,667                 (7)      4/23/11
 (right to buy)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
--------------------------------------------------------------------------------------------
Common Stock          519,245         N/A            -0-           D
--------------------------------------------------------------------------------------------
Common Stock          519,245         N/A          519,245         D
--------------------------------------------------------------------------------------------
Common Stock          980,755         N/A          980,755         D
--------------------------------------------------------------------------------------------
Common Stock          450,000         N/A            -0-           D
--------------------------------------------------------------------------------------------
Common Stock          875,000         N/A            -0-           D
--------------------------------------------------------------------------------------------
Common Stock            5,000         N/A            -0-           D
--------------------------------------------------------------------------------------------
Common Stock          125,000         N/A            -0-           D
--------------------------------------------------------------------------------------------
Common Stock          125,000         N/A            -0-           D
--------------------------------------------------------------------------------------------
Common Stock          526,668         N/A           526,668        D
--------------------------------------------------------------------------------------------
Common Stock          500,000         N/A            -0-           D
--------------------------------------------------------------------------------------------
Common Stock          166,667         N/A           166,667        D
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Explanation of Responses:

     (a) The sale and disposition of the shares were made in full satisfaction of all claims held by the reporting person arising out of or connected with the issuer's February 2000 secondary offering. The transaction is more fully described in Part III, Item 13, of the issuer's annual report filed on Form
10-K, as amended, for the year ended December 31, 2000.

     (1) Cancellation of option in connection with the grant of a replacement option.

     (2) The reported transaction involved the repricing of an existing option which was originally granted on December 19, 2000 and which provided for vesting in four equal quarterly increments with the vesting commencing on December 19, 2000. The vesting terms were not amended at the time of repricing.

     (3) The option vests in four equal quarterly increments with the vesting commencing on December 19, 2000.

     (4) Cancellation of option in connection with the grant of a replacement option.

     (5) The reported transactions involved the repricing and conversion (at a ratio of 3:1) of existing options which were originally granted on June 18, 1999, May 26, 2000, October 10, 2000, November 1, 2000 and November 2, 2000. At
the time of repricing, the vesting terms of the options were amended such that the replacement option now vests in four equal quarterly increments with the vesting commencing on April 23, 2001.

     (6) Cancellation of option in connection with the grant of a replacement option.

     (7) The reported transaction involved the repricing of an existing option which was originally granted on September 27, 1999. At the time of repricing, the vesting terms were amended such that the option now vests in four equal quarterly increments with the vesting commencing on April 23, 2001.


                                                                                 /s/ Dwayne Walker                5/10/01
                                                                                 -------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                     **Signature of Reporting Person  Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                   Page 2
                                                                                                           SEC 1474 (7-97)